Exhibit 1

Occidental @WeAreOxy Occidental has a clear plan to deliver long-term value following the closing of the Anadarko acquisition. Learn more: voteforoccidental.com “With greater scale, an unwavering focus on driving profitable growth, and our commitment to growing our dividend, we are creating a unique platform to drive meaningful shareholder value.” icki Hollub Presrdent and Chief Executrve Officer of Occidental